EXHIBIT 3
13455 Noel Road, Suite 800
Two Galleria Tower
Dallas, TX 75240
December 29, 2006
Via Facsimile and Federal Express
Board of Directors
Delphi Corporation
5725 Delphi Drive
Troy, Michigan 48098
Re:	Proposal and Commitment Letter for up to $4.7 Billion Common Equity Commitment
Gentlemen:
     The purpose of this letter is to clarify a point raised in the Proposal and Commitment Letter dated December 21, 2006 from Highland Capital Management, L.P. (the “Highland Commitment Letter”), with respect to the treatment of the claims of unsecured bond debt under the Plan of Reorganization and the Plan Framework Support Agreement (“Support Agreement”) to be agreed to in connection with the transactions contemplated by the Highland Commitment Letter. Please be advised that under the Plan of Reorganization and the Support Agreement as contemplated by the Highland Commitment Letter, Delphi’s unsecured bond debt will either be reinstated or paid in full in cash at the option of the applicable class of bondholders.
     We look forward to meeting with you next week and hope this letter clarifies any ambiguity about the proposed treatment of bondholder claims. All other provisions set forth in our December 21, 2006 Commitment Letter remain unchanged.

Very truly yours,

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	/s/ Patrick H. Daugherty

Name:	Patrick H. Daugherty
Title:	Secretary

cc:	Mr. Robert “Steve” Miller, Chairman Mr. Rodney O’Neal, President and Chief Executive Officer